Exhibit 3.2

Section 3.2 of the Company’s ByLaws now reads as follows:

3.2)  Number and Classes of Directors.  The number of directors that constitute the whole Board of Directors will be fixed from time to time by resolution of the entire Board of Directors then holding office. The number of directors may be increased or, subject to Minn. Stat. Section 302A.223, decreased at any time by resolution of the entire Board of Directors then holding office, subject to any limitation otherwise specified in these bylaws or in the Company’s Articles of Incorporation, as the same may be from time to time amended The directors shall be divided into three (3) classes, as nearly equal in number as the then total number of directors constituting the whole Board permits, with the term of office of one class expiring each year. Each director shall be elected to hold office for a term expiring at the third succeeding annual meeting of shareholders following the annual meeting at which such class of directors was elected and shall serve until his or her successor shall have been duly elected and qualified, unless he or she shall retire, resign, die or be removed. Notwithstanding any other provision of this Article 3, and except as otherwise provided by law, whenever the holders of any one or more class or series of common or preferred stock shall have the right, voting separately as a class or series, to elect one or more directors of this corporation, the term of office, the filling of vacancies and other features of such directorships shall be governed by the terms of the Articles of Incorporation applicable thereto and such directors so elected shall not be classified pursuant to this Article 3 unless expressly provided by such terms.